EXHIBIT 99.1
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[GRAPHIC OMITTED]
[LOGO - CANADIAN NATURAL RESOURCES LIMITED]

          CANADIAN
C N R     NATURAL
          RESOURCES
          LIMITED

[GRAPHICS OMITTED]                                              PRESS
[PHOTOGRAPHS]                                                   RELEASE

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              CANADIAN NATURAL RESOURCES LIMITED ANNOUNCES DIVIDEND
          CALGARY, ALBERTA - FEBRUARY 26, 2003 - FOR IMMEDIATE RELEASE

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Canadian Natural Resources Limited announces its Board of Directors has declared a quarterly cash dividend on its common shares of Cdn $0.15 (fifteen cents) per share. The dividend will be payable April 1, 2003, to shareholders of record at the close of business on March 14, 2003.





For further information, please contact:

                       CANADIAN NATURAL RESOURCES LIMITED
                           2500, 855 - 2nd Street S.W.
                                Calgary, Alberta
                                     T2P 4J8


         TELEPHONE:        (403) 514-7777                        ALLAN P. MARKIN
         FACSIMILE:        (403) 517-7370                               Chairman
         EMAIL:            investor.relations@cnrl.com
         WEBSITE:          www.cnrl.com                         JOHN G. LANGILLE
                                                                       President

         TRADING SYMBOLS - CNQ                                     STEVE W. LAUT
         Toronto Stock Exchange                         Executive Vice-President
         New York Stock Exchange                                      Operations

                                                                 COREY B. BIEBER
                                                                        Director
                                                              Investor Relations


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Certain information regarding the Company contained herein may constitute forward-looking statements under applicable securities laws. Such statements are subject to known or unknown risks and uncertainties that may cause actual results to differ materially from those anticipated or implied in the forward-looking statements.
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